

Shortening the transfer of knowledge from months to minutes



Problem

Too much time spent resolving customer problems = poor customer experience

$62B   is lost each year due to poor customer service in the U.S. alone (Salesforce)

4x   Customers are 4x more likely to defect and buy from a competitor if a problem is service-related (Bain & Company)

6 Months   Takes six months for customer support reps to become fully proficient (Upwork)



90% of Americans use customer service as a factor in deciding whether or not to do business with a company." — American Express



Solution

Using AI-enabled Cognitive Robotic Process Automation, the Talla platform is transforming the way businesses deliver customer support.

- Powers teams with insights, automated workflows and AI to help them scale to meet a growing workload

- Every customer request met with a rapidly delivered and accurate solution

- Automates 90% of customer questions

- Increases agent resolutions by 25%

- Reduces call support time by 10%



How Talla Works

Talla leverages existing documentation and processes, connects disjointed systems, and provides immediate support to accelerate customer resolutions.



For customers: Delivers 24/7 automated support with natural language processing to drive quick resolutions

---



For agents: Provides tools and insights to quickly resolve customer issues

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For teams: Automates common sales and support workflows

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Market Opportunity

Talla's total addressable market = $20 billion



Robotic Process Automation

40%

40% CAGR over next seven years (Grandview)

$97B

Worldwide spending on AI to reach $97 billion by 2023 (IDC)

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Business Model



Subscription model

$7 Million pipeline

Average deal size $80,000

Auto-renewal

Competitive Advantages

Talla's AI is easier to deploy, train, and retrain than other Chatbot platforms.

- **Speed of setup:** Up and running in one day
- **Platform agnostic:** Connects disjointed systems to streamline workflows
- **Ease of deployment:** Simple, out of the box solution that does not require an engineering team
- **Superior machine learning:** Intuitive training portal discovers what it doesn't know
- **Superior response automation:** 90% of questions automated vs industry average of 50%
- **Classifies conversational types and linguistic cues:** Distinguishes between standard customer service cases, revenue opportunities, and churn risk



Customer
Agent
CREDIT CARD IS
WHICH CREDIT CARD DO
VISA
MASTERCARD
DID YOU CHECK THE EXPIR
YES
WHAT DEVICE DO YOU HAVE?
POS
TABLET
Talla
online
Marc Lee
Credit card isn't going through
Talla
Which credit card do you have?
Visa
Mastercard
Amex
Talla
Did you check the expiration date?
Yes
No
Talla
What device do you have?
POS
Tablet



Analytics
General
Customer Assist
15 TRAINED PAGES
60% TRAINING COMPLETE
20 VERIFIED PAGES
2 PAGES WITH NO HEADER
3 PAGES WITH NO TITLE
20 EXPIRED PAGES
Knowledge Base Quality
Training Performance
This month
AVERAGE TIME TO CLOSE
4 hrs
4.56%
4000 QUESTIONS ASKED
2560 CORRECT ANSWERS
1440 REQUESTS CREATED
Learned
REQUESTED QUESTIONS 38
DISCOVERED QUESTIONS 15
GLOSSARY ITEMS 43
ENTITIES 4
Training Progress
REQUESTED QUESTIONS
76%
12 pending
DISCOVERED QUESTIONS
61%
9 pending
GLOSSARY ITEMS
100%
0 pending
ENTITIES
16%
33 pending
Feedback Usage
Out of 880 questions, your users gave feedback on answers 56% of the time.
70%
60%
50%
40%
30%
20%
10%
0%
HELPFUL
NOT HELPFUL

Competitive Landscape - Off the Shelf

zendesk

Zendesk suite (CRM, KM)
Fewer capabilities

ada

Ada (CRM)
Cumbersome training and not suited for agent-focused automation

BoostCRM

Boost (CRM)
Focused on European market

DR⚡FT™

Drift (Revenue & Sales)
For sales use only, no customer experience features

Competitive Landscape - Build in House Solutions

Build a solution in-house with NLP tools (Salesforce Einstein, Google, Dialogflow, IBM Watson)

- Hidden cost of training and retraining AI/machine learning models

- Business stakeholders dependent on IT/Engineering to update models

Build a solution with Aaas - Automation as a Service platforms (Automation Anywhere, Blue Prism, UiPath)

- Hidden cost of building base processes and interfaces from scratch

- Business stakeholders dependent on consultants to add new capabilities



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Success to Date

Established Customer Base







High Profile VC Backing







Revenue Generating

$400,000+

in revenues last year

Typical Customer Profile

- Clients that deal with traditional customers and need a large workforce (such as insurance companies)

- Customers who have trouble scaling up and scaling down customer service seasonally (such as 1-800-Flowers)

- Verticals that play into Talla's strengths: Logistics, insurance, telecom, and companies with distributed teams such as agencies and consultancies









Case Study:

Toast Estimates Savings of $2M a year with **Talla**

Toast is a point-of-sale and restaurant management system with 1,400 customers worldwide



*Now, **Talla** can answer over **90 percent of questions**, which translated to a **10 percent reduction in handle time** and **25 percent more tickets answered** per rep each week.*

— **David Snow**, *Support Enablement Manager*

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Team



Frank Speiser, Chairman and CEO
- Co-Founder of SocialFlow, a leading social media optimization SaaS solution
- Member of Forbes Tech Council
- AI thought leader published in Forbes, The Guardian, and more



Byron Galbraith, Co-Founder and CTO
- PhD, Cognitive and Neural Systems, Boston University
- Former Software Developer at Table XI Partners
- Former Technical Consultant at Aon Risk Services



Gunnar Link, CFO
- Former CFO Consultant for Venture Growth Partners
- Former Consultant at Deloitte
- Former CFO at CAPA The Global Education Network



Yemi Adepetu, Vice President of Product
- Co-founder of max.ng
- Former Senior Systems Engineer at Carrier Corp.
- M.Sc. System Design and Management from MIT and M.Sc. Computer and Electrical Engineering from Purdue



David Enda, VP of Strategy and Innovation
- Former VP of Institutional Relations and Marketing at CAPA The Global Education Network
- B.A. Business from Concordia University



Robert Sherry, VP Strategic Accounts
- Former Head of Global Brand Entertainment at BroadbandTV
- Former SVP Brand Partnership Sales at Studio71
- B.A. English Literature from Georgetown

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Board of Directors



Brady Bohrmann
Managing Director, Avalon Ventures



Frank Speiser
Chairman and CEO, Talla



Rudina Seseri
Founder and Managing Partner, Glasswing Ventures



Byron Galbraith
Co-Founder and CTO, Talla



Rob May
General Partner, PJC

talla

Use of Funds



Marketing

35%



Engineering

15%



Business Development

30%



Customer Success

20%



Talla has allowed us to offer better, faster, more accurate, and more consistent customer support at any time of the day. Talla automates many of our customer support inquiries by retrieving answers nearly immediately and providing accurate information to support staff and customers, 24/7.

— **Spencer Zimmerman**, VP of Operations, QTEGO